UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 29, 2006

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Metal Storm – Rights Issue Closure and Shortfall Notification

Brisbane, AUSTRALIA – 29 August 2006: Metal Storm Limited (ASX trading code:
MST and NASDAQ ticker symbol: MTSX).
Defence technology company Metal Storm Limited, today announced that its
Renounceable Rights Issue of unsecured Convertible Notes and attaching New
Options closed on 24 August 2006.  The Company has received acceptances for
28,688,166 of the 203,703,704 Convertible Notes and 14,344,083 of the
101,851,852 New Options that were offered.
The issue was fully underwritten by Patersons Securities Limited (Patersons)
and sub-underwritten to the extent of A$26.125 million by Harmony Investment
Fund Limited (Harmony).  The Company confirms that a shortfall notice has been issued under the underwriting agreement.  Subject to the terms of this agreement, the shortfall of 175,015,538 Convertible Notes and 87,507,769 New
Options will be taken up by the underwriter and sub-underwriter.  When completed, the total funds raised under this issue will be approximately
A$27.5 million before issue costs.
As detailed in the Prospectus lodged on 28 July 2006, shareholders who have accepted the offer will be issued with securities with the following key features:
Convertible Notes
* Convertible Notes bear interest at the rate of 10% per annum on the face value of A$0.135 per Convertible note over the term.  Interest is payable quarterly in arrears, but the Company may elect to defer payment of some or all of the interest for the first year;
* at the Maturity Date (expected to be 31 August 2009), the Company must repay the face value of A$0.135 to the Note Holder, unless the Note Holder has elected to convert their Convertible Note into ordinary shares;
* it is an event of default under the Trust Deed for the Convertible Notes if, amongst other things, Metal Storm does not meet certain performance and cash milestones;
* until conversion or redemption, the Convertible Notes rank ahead of ordinary shares in the event of the Company being wound up;
* Note Holders may elect to convert some or all of their Convertible Notes into ordinary shares at a conversion price which is the lesser of:
1. A$0.135 cents per share;
2. 90% of the volume weighted average price of ordinary shares during the 30 business days immediately preceding the conversion date, rounded to the nearest cent; and
* Note Holders can elect to convert some or all of their Convertible Notes into ordinary shares at the beginning of each quarter, at the Maturity Date and at certain other times.

New Options
* Subject to the terms and conditions of the New Options, each New Option entitles the holder to subscribe for one ordinary share of Metal Storm upon exercise and payment of the Exercise Price of A$0.15;
* the New Options expire three years from the date of issue (expected to be 31
August 2009) and can be exercised by the holder at any time before then.

The general summaries above must be read subject to the full terms and conditions of the Convertible Notes and New Options, which are set out in the prospectus (available on the Company’s website http://www.metalstorm.com).
The net funds raised, together with existing cash reserves and confirmed revenues from current operations, are expected to be sufficient to cover the estimated cost of existing and planned operations and interest payable on the
Convertible Notes through to the August 2009, without assuming additional income from other sources or from the exercise of options.
The Board are grateful to the shareholders, Patersons and Harmony for their support in the capital raise.  The Company is more committed than ever to see the development of its technology to commercial outcomes.
The Convertible Notes and the New Options are expected to be allotted on 31
August 2006 and holding statements for those securities are expected to be dispatched on 1 September 2006.  Metal Storm will then have three securities independently traded on the ASX under the following codes:
Ordinary Shares         MST (existing)
Convertible Notes MSTG
Options   MSTO

Ends

Notes:

Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX

www.metalstorm.com

Company Contact:
Australia
Jim MacDonald – Chief Financial Officer - Ph: +61 (0) 7 3221 9733
US
Peter Faulkner - SVP US Operations - Ph: +1 703 248 8218

About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology.  The company is headquartered in
Brisbane, Australia and incorporated in Australia, with an office in
Arlington, Virginia.

Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio.  The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system.  Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.

About Patersons Securities Limited
Patersons Securities is Australia’s largest independently owned specialist stockbroker, with ten offices around the country.  Established over 100 years ago, Patersons now has more than 140 private client advisers, institutional sales, research and full corporate finance capability.  Over the last two years the Patersons corporate finance team has raised over $1.5 billion for clients, ranking it in the Top 10 brokers in capital raisings by value.

About Harmony Capital Pte Limited
Harmony Capital Partners is a Singapore-based fund management company which manages a US$500m capacity Fund.  The primary strategy of Harmony is to invest in special situations in Asia including Australia and New Zealand.  The principals of Harmony, Suresh Withana and John Nicholls, are very familiar with the investment environment in Australia, particularly in the turnaround space with experience in a number of industry sectors.  Harmony has a number of large investors in its fund including a cornerstone investor with a significant capital base providing it with the capability to execute investments ranging from US$5 million to US$50 million in size.

Safe Harbour
Certain statements made herein that use the words “estimate”, “project”,
“intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995.  These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel.
For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: August 29, 2006	By:	James D MacDonald
	Name:	James D MacDonald
	Title:	Company Secretary